Envoy Capital Group Inc.
Second Quarter Report 2010

Envoy Capital Group Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

	Envoy Capital Group Inc. Consolidated Balance Sheets Unaudited - Prepared by Management (Expressed in Canadian dollars)

As at:		March 31	September 30
		2010	2009
Assets

Current
Cash		$7,372,222	$13,931,670
Investments held for trading	note 3	8,371,346	5,154,996
Accounts receivable		2,554,463	2,005,975
Prepaid expenses		323,502	383,631
		18,621,533	21,476,272
Investments	note 3	204,319	214,593
Real estate	note 4	1,116,000	1,250,100
Property, plant and equipment		518,607	654,239
		$20,460,459	$23,595,204
Liabilities and Shareholders' Equity

Current
Bank indebtedness	note 6	$830,000	$-
Accounts payable and accrued liabilities	note 12	1,051,781	1,120,750
Derivatives held for trading	note 7	380,496	668,477
Deferred revenue		309,158	169,535
		2,571,435	1,958,762
Minority interest	note 8	8,745	12,408

Shareholders' equity
Share capital	note 9	8,762,524	9,340,990
Contributed surplus		29,781,172	29,822,864
Deficit		(20,663,417)	(17,539,820)
		17,880,279	21,624,034
		$20,460,459	$23,595,204

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	David I. Hull,
Director	Director

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc. Consolidated Statements of Operations Unaudited - Prepared by Management (Expressed in Canadian dollars)
For the six months ended:		March 31	March 31
		2010	2009

Net revenue from consumer branding business		$3,640,965	$6,996,499
Net investment gains (losses)	note 3	1,401,662	(254,976)
Interest and dividend income	note 3	12,488	208,155
		5,055,115	6,949,678
Operating expenses:
Salaries and benefits		3,901,327	6,838,372
General and administrative	note 4	1,231,028	1,636,454
Occupancy costs		480,037	390,235
		5,612,392	8,865,061
Depreciation		133,375	351,232
Interest expense and financing costs		19,711	17,259
		5,765,478	9,233,552

Loss before income taxes, restructuring expense and minority interest		(710,363)	(2,283,874)
Restructuring expense	note 12	2,414,948	-

Loss before income taxes and minority interest		(3,125,311)	(2,283,874)
Income tax expense		-	-

Loss before minority interest		(3,125,311)	(2,283,874)
Minority interest		(1,714)	(3,030)
Net loss		$(3,123,597)	$(2,280,844)

Loss per share
Basic		$(0.37)	$(0.27)
Diluted		$(0.37)	$(0.27)

Weighted average number of common shares outstanding - basic		8,478,097	8,558,556
Weighted average number of common shares outstanding - fully diluted		8,478,097	8,558,556

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Comprehensive Income (Loss) Unaudited - Prepared by Management (Expressed in Canadian dollars)
For the six months ended:	March 31	March 31
	$2010	2009
Net loss	(3,123,597)	$(2,280,844)
Other comprehensive income	$-	-
Comprehensive loss	(3,123,597)	$(2,280,844)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Retained Earnings (Deficit) (Expressed in Canadian dollars) Unaudited - Prepared by Management
For the six months ended:	March 31	March 31
	$2010	2009
Deficit, beginning of period	(17,539,820)	$(7,064,010)
Net loss	(3,123,597)	(2,280,844)
Deficit, end of period	$(20,663,417)	$(9,344,854)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Cash Flows Unaudited - Prepared by Management (Expressed in Canadian dollars)
For the six months ended:	March 31	March 31
	2010	2009
Cash flows from operating activities:

Net loss	$(3,123,597)	$(2,280,844)

Items not involving cash:
Depreciation	133,375	351,232
Minority interest	(1,714)	14,016
Impairment of real estate	134,100	-
Change in fair value of held for trading investments	(1,401,662)	470,128

Net change in non-cash working capital balances:
Accounts receivable	(548,488)	2,088,522
Prepaid expenses	60,129	(86,363)
Investments held for trading	(1,814,688)	(5,223,045)
Accounts payable and accrued liabilities	(68,969)	(650,750)
Derivatives held for trading	(287,981)	1,435,653
Deferred revenue	139,623	644,731
Net cash provided by (used in) operating activities	(6,779,872)	(3,236,720)

Cash flows from financing activities:
Operating line of credit	830,000	-
Loan payable repayments	-	(45,107)
Minority interest	(1,949)	-
Share buy back under normal course issuer bid	(620,158)	(59,477)
Net cash provided by (used in) financing activities	207,893	(104,584)

Cash flows from investing activities:
Loans receivable	-	365,625
Purchase of capital assets	2,257	(21,888)
Investment in real estate	-	(17,722)
Investments	10,274	3,920
Net cash provided by (used in) investing activities	12,531	329,935

Net change in cash	(6,559,448)	(3,011,369)

Cash, beginning of period	13,931,670	4,576,771

Cash, end of period	$7,372,222	$1,565,402
Supplemental cash flow information:
Interest paid	$19,711	$4,495
Income taxes paid	-	-

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc. Consolidated Statements of Operations Unaudited - Prepared by Management (Expressed In Canadian dollars)
For the three months ended:		March 31	March 31
		2010	2009
Net revenue from consumer branding business		$2,063,838	$3,054,725
Net investment gains	note 3	1,479,870	138,396
Interest and dividend income	note 3	5,004	70,435
		3,548,712	3,263,556
Operating expenses:
Salaries and benefits		1,807,685	3,372,752
General and administrative		532,490	788,536
Occupancy costs		246,335	170,302
		2,586,510	4,331,590

Depreciation		66,114	163,757

Interest expense and financing costs		5,575	12,764
		2,658,199	4,508,111

Income (loss) before income taxes and minority interest		890,513	(1,244,555)

Income tax expense		-	-
Income (loss) before minority interest		890,513	(1,244,555)

Minority interest		2,044	(1,542)
Net income (loss)		$888,469	$(1,243,013)

Earnings (loss) per share
Basic		$0.11	$(0.15)
Diluted		$0.11	$(0.15)

Weighted average number of common shares outstanding - basic		8,399,562	8,558,377
Weighted average number of common shares outstanding - fully diluted		8,399,562	8,558,377

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Comprehensive Income (Loss) Unaudited - Prepared by Management (Expressed In Canadian dollars)
For the three months ended:	March 31	March 31
	2010	2009
Net income (loss)	$888,469	$(1,243,013)
Other comprehensive income:	-	-
Comprehensive income (loss)	$888,469	$(1,243,013)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Retained Earnings (Deficit) Unaudited - Prepared by Management (Expressed In Canadian dollars)
For the three months ended:	March 31	March 31
	2010	2009
Deficit, beginning of period	$(21,551,886)	$(8,101,841)
Net income (loss)	888,469	(1,243,013)
Deficit, end of period	$(20,663,417)	$(9,344,854)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Cash Flows Unaudited - Prepared by Management (Expressed In Canadian dollars)
For the three months ended:	March 31	March 31
	2010	2009
Cash flows from operating activities:

Net income (loss)	$888,469	$(1,243,013)

Items not involving cash:
Depreciation	66,114	163,757
Minority interest	2,044	(1,542)
Change in fair value of held for trading investments	(1,479,870)	120,791

Net change in non-cash working capital balances:
Accounts receivable	(719,674)	729,999
Prepaid expenses and deferred charges	(44,164)	50,639
Investments held for trading	832,742	585,132
Accounts payable and accrued liabilities	(555,177)	(936,475)
Derivatives held for trading	(175,876)	648,222
Deferred revenue	150,972	771,630
Net cash provided by (used in) operating activities	(1,034,420)	889,140

Cash flows from financing activities:
Operating line of credit	655,000	(265,000)
Loan payable repayments	-	(22,651)
Minority interest	(1,263)	-
Share buy back under normal course issuer bid	(620,158)	-
Net cash provided by (used in) financing activities	33,579	(287,651)

Cash flows from investing activities:
Loans receivable	-	243,750
Purchase of capital assets	(4,166)	(8,996)
Investment in real estate	-	(17,722)
Investments	6,832	3,920
Net cash provided by (used in) investing activities	2,666	220,952

Net change in cash	(998,175)	822,441

Cash, beginning of period	8,370,397	742,961

Cash, end of period	$7,372,222	$1,565,402
Supplemental cash flow information:
Interest paid	$5,575	$12,764
Income taxes paid	-	-

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc. Consolidated Statement of Shareholders Equity Unaudited - Prepared by Management (Expressed in Canadian dollars)
	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, September 30, 2009	$9,340,990	$29,822,864	$(17,539,820)	$21,624,034
Share repurchases pursuant to normal course issuer bid (note 9)	(578,466)	(41,692)	-	(620,158)
Net loss for the period	-	-	(3,123,597)	(3,123,597)
Balance, March 31, 2010	$8,762,524	$29,781,172	$(20,663,417)	$17,880,279

1.	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2009.

In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2010.

2.	Significant accounting policies

Accounting policies followed in the preparation of the March 31, 2010 interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements.

3.	Investments

	March 31	September 30
	2010	2009
Investments held for trading

Publicly-traded investments
Equities	$8,150,074	$4,719,259
Derivatives	221,272	435,737

Total investments held for trading	$8,371,346	$5,154,996

Investments

Investment in Capital Pool Company	$180,069	$190,343
Available for sale investments in private equity	24,250	24,250

Total investments	$204,319	$214,593

As at March 31, 2010 the portfolio of investments held for trading was invested in marketable securities, including common shares and derivative instruments.  The specific investments within the portfolio will vary depending on market conditions.

Derivative investments consisted of market index put options with expiry dates ranging from April 2010 to December 2011.

3.	Investments (continued)

In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program.  During fiscal 2007, the Company invested $200,000 in Sereno and at March 31, 2010 Envoy owned an approximate 28% interest.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.  Accordingly, the Company has recognized a cumulative loss of $19,931 on its investment, representing its share of Sereno’s operating losses to date.  Sereno is currently in the process of evaluating opportunities and has not yet completed a qualifying transaction.

4.	Real estate

The Company currently owns two properties on Queen St. in Toronto, which it had planned to develop for resale.  Given market conditions, in fiscal 2009, the Company made a decision not to develop the properties.  The properties have been recorded at fair value, net of disposal costs.  As a result, the Company recorded an impairment loss of approximately $134,000 in the first quarter, representing the difference between the carrying value at the time of impairment and the fair value.  This impairment loss was included in general and administrative expenses.

5.	Related party transactions

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M. (“ECGM”).  As part of the local requirements of incorporation, each of the two directors of ECGM, who are residents of Monaco, acquired a 0.1% share interest in ECGM (total of 0.2%) at a cost 5,000 Euros (see note 8 minority interest).

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

6.	Bank indebtedness

The Company has access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements.  Amounts borrowed under the facility bear interest at the bank prime rate.  Drawings under the credit facility are secured by the $2 million of the Company’s investment portfolio.  Borrowings under the facility were $830,000 at March 31, 2010.   The credit facility has no set maturity date.

7.	Derivatives held for trading

During the first six months of fiscal 2010, the Company continued to take investment positions in derivative instruments by writing put options on large cap U.S. publicly-traded companies.  The put option contracts are publicly traded on the Chicago Board Options Exchange and have expiry dates ranging from April 2010 to January 2011.

The options have been recorded at their fair value based on quoted market prices at March 31, 2010.  Changes in fair value of the options have been recorded in investment income for the period. The purchase price of all shares underlying the options is approximately USD $8,269,000.

8.	Minority interest

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“ECGM”).    The mandate for ECGM is mainly to attract new investment opportunities and promote the services of the Company in the European market.

As part of the local requirements of incorporation, a small interest in the Company is owned by two directors of ECGM who are residents of Monaco.   The ownership of 0.2% has been reflected in the financial statements as minority interest.

9.	Share capital

Authorized: Unlimited common shares without par value

Issued:

	Six months ended March 31, 2010		Fiscal year ended September 30, 2009
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	8,558,377	$9,340,990	8,585,636	$9,370,741

Common shares issued (cancelled)pursuant to:

Repurchase of shares under normal course issuer bid	(530,000)	(578,466)	(27,259)	(29,751)

Balance, end of period	8,028,377	$8,762,524	8,558,377	$9,340,990

On April 27, 2009, the Company announced acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Envoy proposed to purchase from time to time over the next 12 months,  if considered advisable,  up to an  aggregate of  682,723 common shares, being

9.	Share capital (continued)

10% of the public float. Purchases were approved to commence on May 1, 2009 and conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010.  As of March 31, 2010, the Company has repurchased and cancelled 530,000 common shares under this normal course issuer bid for cash consideration of $620,158.

Pursuant to the normal course issuer bid which began on February 7, 2008 and ended on February 6, 2009, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. In fiscal 2009, under this normal course issuer bid, the Company repurchased and cancelled 27,259 common shares for cash consideration of $59,477, including related costs.

During fiscal 2008, the Company repurchased and cancelled 1,064,930 common shares for cash consideration of $2,932,720.  The Company repurchased 188,309 shares for cash consideration of $572,942 pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ended on February 6, 2008. In addition, during fiscal 2008, the Company repurchased 876,621 shares for cash consideration of $2,359,778 pursuant to the terms of the normal course issuer bid which began on February 7, 2008 and ended on February 6, 2009.

10.	Management of capital

The Company includes the following in its definition of capital:

	March 31	September 30
	2010	2009

Shareholders’ equity comprised of Share capital	$8,762,524	$9,340,990
Contributed surplus	29,781,172	29,822,864
Deficit	(20,663,496)	(17,539,820)
	$17,880,200	$21,624,034

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

10.	Management of capital (continued)

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	realizing proceeds from the disposition of its investments;

(b)	utilizing leverage in the form of third party debt and the Company’s bank credit line (bank indebtedness);

(c)	raising capital through equity financings; and

(d)	purchasing the Company’s own shares for cancellation pursuant to its normal course issuer bid.

The Company is not subject to any capital requirements imposed by a regulator. There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities as at March 31, 2010.

11.	Financial instruments

The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created.  Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

11.	Financial instruments (continued)

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments, including derivatives, will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. Derivative instruments will obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended March 31, 2010 from a change in the closing price of the Company’s investments with all other variables held constant as at March 31, 2010:

	Change in net after-tax	Change in net after-tax
Percentage change in closing price	income (loss) from % increase in closing price	income (loss) from % decrease in closing price

2%	$159,817	$(159,817)
4%	319,634	(319,634)
6%	479,451	(479,451)
8%	639,268	(639,268)
10%	799,085	(799,085)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in Europe and the United States.  The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company.  The Company sometimes uses derivative instruments to reduce its exposure to foreign currency risk.  Also, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.  There was no net liability arising from these contracts at March 31, 2010.  The gains and losses from these contracts have been included in investment income for the period.

11.	Financial instruments (continued)

The following assets and liabilities were denominated in foreign currencies at March 31, 2010:

	March 31	September 30
	2010	2009

Denominated in U.S. dollars
Cash	$3,447,286	$3,928,313
Investments held for trading	6,549,907	4,905,380
Accounts receivable	339,483	498,442
Accounts payable	(209,255)	(134,383)
Derivatives held for trading	(380,496)	(668,477)
Deferred revenue	(24,647)	(25,979)

Net assets denominated in U.S. dollars	$9,722,278	$8,503,296

Denominated in U.A.E dirham
Cash	$693	$144,839
Accounts receivable	366	82,757
Accounts payable	(14,790)	(231,819)

Net assets (liabilities) denominated in U.A.E dirham	$(13,731)	$(4,223)

Denominated in Danish Krone
Investments held for trading	$52,280	-

Net assets denominated in Danish Krone	$52,280	$-

Denominated in British pounds
Accounts receivable	$4,398	$55,320

Net assets denominated in British pounds	$4,398	$55,320

Denominated in Euro dollars
Cash	$274,822	$1,251,351
Investments held for trading	282,424	-
Accounts payable	(23,549)	(63,778)

Net assets denominated in Euro dollars	$533,697	$1,187,573

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended March 31, 2010 from a change in all foreign currencies (U.S. dollars, U.A.E. dirham, Danish Krone, British pounds and European euros) with all other variables held constant as at March 31, 2010:

11.	Financial instruments (continued)

	Change in net after-tax	Change in net after-tax
Percentage change in foreign currencies	income (loss) from % increase in foreign currency	income (loss) from % decrease in foreign currency

2%	$50,079	$(50,079)
4%	100,159	(100,159)
6%	150,238	(150,238)
8%	200,317	(200,317)
10%	250,397	(250,397)

(iv)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services.

At March 31, 2010, the composition of trade receivables was as follows:

	March 31	September 30
	2010	2009

Current	$707,550	$619,325
Past due 1-30	577,913	203,372
Past due 31-90	87,155	299,978
More than 90 days past due	22,221	109,467

Total trade receivables	$1,394,839	$1,232,042

Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company may also be exposed, in the normal course of business, to credit risk from advances to investee companies.

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Company. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio.

(v)	Interest rate risk:

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  All of the Company’s interest-bearing investments are at fixed rates, hence there is no exposure to interest rate fluctuations while investments are held.  The Company has a credit facility which bears interest at the bank prime rate and can be repaid by the Company at any time, without notice or penalty. It is management’s opinion that the Company is not exposed to significant interest rate risk.

12.	Restructuring costs

In response to the economic uncertainties facing the Company during the current recessionary environment, in December 2009, the Company announced that its Board of Directors had made a decision to implement a restructuring plan at the executive level.  Management believes that by implementing this restructuring plan, Envoy will be better positioned to achieve profitability if its clients’ historical spending patterns do not materialize in the short term.  The restructuring involved the downsizing of its executive management and the consolidation of certain financial reporting responsibilities.

At March 31, 2010, there were no amounts outstanding related to accrued restructuring costs.

13.	Segmented information

Summary of financial information concerning the Company’s operating segments is shown in the following tables:

(a)	Six months operating results

	For the six months ended
	March 31, 2010
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$3,640,965	$1,414,150	$-	$5,055,115

Operating expenses:
Salaries and benefits	2,968,941	468,531	463,855	3,901,327
General and administrative	578,104	157,024	495,900	1,231,028
Occupancy costs	420,686	30,849	28,502	480,037

Depreciation	117,481	10,196	5,698	133,375

Interest expense	-	16,087	3,624	19,711

Income (loss) before restructuring expense, income taxes and minority interest	(444,247)	731,463	(997,579)	(710,363)

Restructuring expense				2,414,948

Income tax expense				-

Loss before minority interest				(3,125,311)

Minority interest				(1,714)

Net loss				$(3,123,597)

13.	Segmented information (continued)

	For the six months ended
	March 31, 2009
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$6,996,499	$(46,821)	$-	$6,949,678

Operating expenses:
Salaries and benefits	5,580,316	810,531	447,525	6,838,372
General and administrative	934,899	149,432	552,123	1,636,454
Occupancy costs	433,516	103,431	(146,712)	390,235

Depreciation	185,555	2,240	163,437	351,232

Interest expense	-	10,459	6,800	17,259

Loss before income taxes and minority interest	(137,787)	(1,122,914)	(1,023,173)	(2,283,874)

Income tax expense				-

Loss before minority interest				(2,283,874)

Minority interest				(3,030)

Net loss				$(2,280,844)

13.	Segmented information (continued)

(b)	Three months operating results

	For the three months ended
	March 31, 2010
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$2,063,838	$1,484,874	$-	$3,548,712

Operating expenses:
Salaries and benefits	1,434,165	210,732	162,788	1,807,685
General and administrative	235,753	60,865	235,872	532,490
Occupancy costs	214,983	15,718	15,634	246,335

Depreciation	58,431	4,855	2,828	66,114

Interest expense	-	2,002	3,573	5,575

Income (loss) before income taxes and minority interest	120,506	1,190,702	(420,695)	890,513

Income tax expense				-

Income before minority interest				890,513

Minority interest				2,044

Net income				$888,469

13.	Segmented information (continued)

	For the three months ended
	March 31, 2009
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$3,054,725	$208,831	$-	$3,263,556

Operating expenses:
Salaries and benefits	2,755,065	473,328	144,359	3,372,752
General and administrative	465,119	94,516	228,901	788,536
Occupancy costs	218,386	27,153	(75,237)	170,302

Depreciation	80,944	695	82,118	163,757

Interest expense	-	10,459	2,305	12,764

Loss before income
taxes and minority interest	(464,789)	(397,320)	(382,446)	(1,244,555)

Income tax expense				-

Loss before minority interest				(1,244,555)

Minority interest				(1,542)

Net loss				$(1,243,013)

(c)	Summary of total assets

	Consumer and Retail Branding	Merchant Banking	Corporate	Total

March 31, 2010	$3,092,166	$17,367,604	$689	$20,460,459

September 30, 2009	$2,690,449	$20,904,066	$689	$23,595,204

Envoy Capital Group Inc.
Management Discussion and Analysis
Second Quarter of Fiscal 2010
May 3, 2010

This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy”, “the Company”, “we” or “us”) for the three and six month periods ended March 31, 2010 compared to the three and six month periods ended March 31, 2009.

The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended March 31, 2010, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2009.

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States.  A description of the significant differences, as applicable to the Company, is included in Note 24 to the September 30, 2009 year end audited financial statements.

The discussion, analysis and financial review are presented in the following sections:

1.	Executive Summary
2.	Results of Operations
3.	Summary of Quarterly Results
4.	Commitments and Contractual Obligations
5.	Liquidity and Capital Resources
6.	Related Party Transactions
7.	Critical Accounting Policies and Estimates
8.	Risks and Uncertainties
9.	Evaluation of Disclosure Controls and Procedures
10.	Updated Share Information
11.	Other Information
12.	Forward Looking Statements

1.	EXECUTIVE SUMMARY

Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group.  In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview

At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue.  In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”) which will be responsible for carrying on Envoy’s existing merchant banking business.  Envoy Monaco’s investment portfolio will be comprised of securities of mostly public and some private issuers in a broad range of sectors. It will also continue to try to identify compelling investment opportunities in energy-related, technology and biotechnology businesses.

On April 27, 2009, the Company announced acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”).   Pursuant to the NCIB, Envoy proposes to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 682,723 common shares, being 10% of the public float.   Purchases were approved to commence on May 1, 2009 and conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010.  During the second quarter of fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this normal course issuer bid for cash consideration of $620,158.

On February 6, 2008 the Company initiated a new normal course issuer bid whereby the Company was authorized to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the ensuing twelve month period.   In fiscal 2008, the Company repurchased and cancelled 876,621 common shares for cash consideration of $2,359,778, an average of $2.69 per share.  In fiscal 2009, the Company completed the purchases under this normal course issuer bid, repurchasing 27,259 shares for cash consideration of $59,477, or an average price of $2.18 per share.

On February 5, 2007 the Company announced its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period.  During the reporting year ending September 30, 2007 Envoy repurchased and cancelled 813,466 common shares for cash consideration of $2.8 million.  The average price of the shares repurchased during this period was $3.47 per share.  In fiscal 2008, the Company completed the purchases under this normal course issuer bid, repurchasing and cancelling 188,309 shares for cash consideration of $572,942, or an average price of $3.04 per share.

On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million).  Costs relating to the offering totaled approximately $1.5 million.  On January 30, 2007, the Company took up and paid for 9,002,383 shares.  Payment for the shares was made from available cash on hand.

Based on the 2009 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company ("PFIC") under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2009, and may be a PFIC for subsequent fiscal years.

The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or "mark-to-market" elections.  U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to in order to receive the necessary financial information.

Consumer and Retail Branding Overview

The operations of the Branding segment are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”).  Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market.  In the last few years, Watt has transformed its business model to become a more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.

Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange.  Occupancy costs represent the costs of leasing and maintaining company premises.

Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis.  Salaries and benefits tend to fluctuate in conjunction with revenues.  To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow.  Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.

Merchant Banking Overview

In Fiscal 2006, Envoy’s board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.

The Merchant Banking segment investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies.  The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.

Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses.  Occupancy costs represent the costs of leasing and maintaining company premises.

2.	RESULTS OF OPERATIONS

Three Months Ended March 31, 2010 Compared To Three Months Ended March 31, 2009

On a consolidated basis, the net income for the second quarter of fiscal 2010 was $0.9 million compared with net loss of ($1.2) million for the second quarter of fiscal 2009.

On a fully diluted per share basis the net earnings for this year’s second quarter were $0.11 per share compared to net loss of ($0.15) per share for the same period last year.

Consumer and Retail Branding Segment

Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

The breakdown of net revenue is as follows:

	Net revenue for the three months ended March 31 (in millions)
By type of service:	2010	% of total	2009	% of total
Consumer and retail branding	$2.1	100%	$3.1	100%

By customer location:	2010	% of total	2009	% of total
Canada	$1.2	56%	$1.2	39%
USA and South America	0.7	36%	1.5	48%
Europe/Middle East/Asia	0.2	8%	0.4	13%
	$2.1	100%	$3.1	100%

Net revenue for the three months ended March 31, 2010 was $2.1 million, compared to $3.1 million for the three months ended March 31, 2009, a decrease of $1.0 million or 32%.  The reasons for the significant decrease in net revenue from last year to this year was a general decrease in client spending in North America and the closure of the Dubai operations in late fiscal 2009.  In the second quarter of fiscal 2009, the Dubai office was beginning to experience the effects of the recessionary downturn but was still recognizing revenue from the completion of some projects. Revenue from U.S. and South American customers was also lower in the second quarter of fiscal 2010 compared to the same period in fiscal 2009, mainly due to a reduction in spending from one large client.  In general, revenue prospects for the Consumer and Retail Branding segment are improved from the first quarter and management is seeing signs that retailers are beginning to increase spending.

Net revenue from Canadian customers in the second quarter of fiscal 2010 was comparable to the same period last year at $1.2 million, while net revenue from U.S. and South American based customers decreased $0.8 million in the current quarter as compared to the same period last year.  Net revenue from the Europe, Middle East and Asia region decreased to $0.2 million in the second quarter of 2010 compared to $0.4 million in the same quarter of fiscal 2009. As client spending patterns vary by region and by season the Company’s geographic revenue will also shift from quarter to quarter.

Operating expenses, excluding depreciation, for the second quarter of 2010 were $1.9 million, compared with $3.4 million for the second quarter of fiscal 2009, primarily as a result of decreased labour costs.  Expressed as a percentage of revenue, operating expenses for the second quarter of fiscal 2010 and 2009 were 91.3% and 112.5%, respectively.

Salaries and benefits expenses for the current quarter were $1.4 million compared to $2.8 million for the second quarter last year, a decrease of $1.4 million.  Most of the reduction was due to a closure of the Dubai office late in 2009.  Salaries and benefits expense as a percent of net revenue was 69.5% for this year’s second quarter compared to 90.2% for the same period last year.  Due to the fact that most of the staff are full-time, fixed salary personnel, as revenues increase, margins improve substantially.  Certain administrative and support staff are necessary to continue to provide the necessary level of client service.  Salaries cost will be continually monitored to align costs with current and expected revenues.

General and administrative expenses were $0.2 million in the second quarter of fiscal 2010 compared to $0.5 million for the same period last year.  Management has made a concerted effort to reduce all non-essential expenditures and the savings are being reflected in the results for the quarter.

Occupancy costs for both the current quarter and the same period last year were $0.2 million.  Occupancy costs as a percent of net revenue were 10.4% this year compared to 7.1% last year.

Depreciation expense for the three months ended March 31, 2010 and three months ended March 31, 2009 was $0.1 million.

Interest expense was nil for the three months ended March 31, 2010 and three months ended March 31, 2009.

Merchant Banking Segment

Investment income from merchant banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.

Net investment gains for the merchant banking division were $1.5 million for the three month period ended March 31, 2010, compared to $0.2 million for the same period last year.  While there is still considerable volatility in the market, management has attempted to redeploy more capital in order to take advantage of an uptrending market.  For the three months ended March 31, 2010, Envoy’s portfolio significantly outperformed the market, with a return of approximately 8.4% for the quarter.  Comparatively, the major indexes generated gains of approximately 4.1% for the Dow Jones Industrial Average, 4.8% for the S&P 500 Index and 2.5% for the TSX Composite.

During the second quarter, the Company continued to employ a conservative foreign exchange strategy by hedging the majority of its exposure to the U.S. dollar. As a result, the Company was able to minimize its losses as the currency approached par with the Canadian dollar.  The Company did not hedge its Euro exposure during the second quarter of fiscal 2010 as the minimal amount of Euros held was offset by a natural hedge of Euro denominated expenditures.  The Company plans to continue to take a conservative approach to currency exposures.

Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

Operating expenses, excluding depreciation, were $0.3 million for the current quarter compared to $0.6 million for the same period last year.  Considerable savings are starting to be realized from the restructuring undertaken at the end of the first quarter of fiscal 2010.  In addition, there were some one-time start-up costs in fiscal 2009 for the Monaco operations.

Salaries and benefits expenses for the current quarter were $0.2 million, compared to $0.5 million in the second quarter last year.  The reduced costs in the current period are mainly a result of the recent executive restructuring.  General and administrative expenses were less than $0.1 million in both the current quarter and the same quarter last year.

Occupancy costs were slightly lower in the second quarter of fiscal 2010 compared to the same period last year due to a change in location for the office in Monaco. Depreciation expense was minimal for both the current quarter and the same period last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations.  Costs incurred by the corporate component during the quarter totaled $0.4 million, approximately the same amount as in the second quarter last year.

Income Taxes

There was no income tax expense or recovery for the current period.  The reason for the disparity from the substantially enacted tax rate of 33% was management’s decision to not record any future tax assets.  The Company has considerable tax loss carryforwards and other tax assets related to timing differences, but has not reflected these assets on the books as they are not considered more likely than not to be realized.

Net income

Net income for the three months ended March 31, 2010 was $0.9 million, compared to a loss of ($1.2) million for the three months ended March 31, 2009.  On a per share basis the net earnings in the current quarter were $0.11 per share compared to a loss of ($0.15) per share in the same period last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,399,562 for the current quarter compared to 8,558,377 in the same period last year.

Six Months Ended March 31, 2010 Compared To Six Months Ended March 31, 2009

On a consolidated basis, the net loss for the first six months of fiscal 2010 was ($3.1) million compared with a net loss of ($2.3) million for the first six months of fiscal 2009.  Excluding one-time restructuring costs, the net loss for the first six months of fiscal 2010 was ($0.7) million.

On a fully diluted per share basis the net loss for this year’s first six months was ($0.37) per share compared to a net loss of ($0.27) per share for the same period last year.

Consumer and Retail Branding Segment

Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

The breakdown of net revenue is as follows:

	Net revenue for the six months ended March 31 (in millions)
By type of service:	2010	% of total	2009	% of total
Consumer and retail branding	$3.6	100%	$7.0	100%

By customer location:	2010	% of total	2009	% of total
Canada	$2.1	58%	$2.5	36%
USA and South America	1.2	34%	3.2	46%
Europe/Middle East/Asia	0.3	8%	1.3	18%
	$3.6	100%	$7.0	100%

Net revenue for the six months ended March 31, 2010 was $3.6 million, compared to $7.0 million for the six months ended March 31, 2009, a decrease of $3.4 million or 48%.  The reasons for the decrease in net revenue from last year to this year were primarily the closure of the Dubai office and decreased spending by one large client.   Client spending patterns vary from period to period and while most customers remain cautious, the Company is focusing on ways to assist their clients with effective and cost efficient branding programs.

Net revenue from U.S. and South American based customers decreased by approximately $2.0 million for the first half of fiscal 2010 as compared to the same period last year, while net revenue from Canadian customers decreased by approximately $0.4 million. Net revenue from the Middle East and Asian region decreased $1.0 million in the first six months of 2010 compared to the same period of 2009.

Operating expenses, excluding depreciation, for the first six months of 2010 were $4.0 million, compared with $6.9 million for the first six months of fiscal 2009, primarily as a result of decreased labour costs.  Expressed as a percentage of revenue, operating expenses for the first half of fiscal 2010 and 2009 were 108.9% and 99.3%, respectively.

Salaries and benefits expenses for the first half of fiscal 2010 were $3.0 million compared to $5.6 million for the first six months last year, a decrease of $2.6 million.  Salaries and benefits expense as a percent of net revenue was 81.5% for the first half of the current fiscal year compared to 79.8% for the same period last year.   Labour ratios were slightly higher in the current period due to a lower revenue base.  As revenue growth occurs, it is expected that salary ratios will improve.

General and administrative expenses were $0.6 million for the current year compared to $0.9 million for the same period last year.  Increased cost levels in the prior year were a combination of the additional costs of the Dubai office, as well as higher marketing, business development and client retention initiatives.

Occupancy costs for both the current year to date and the same period last year were $0.4 million.  Occupancy costs as a percent of net revenue were 11.5% this year compared to 6.1% last year.

Depreciation expense for the six months ended March 31, 2010 was $0.2 million compared to $0.1 million for the six months ended March 31, 2009.

Interest expense was nil for the six months ended March 31, 2010 and for the same period last year.

Merchant Banking Segment

Net investment gains for the Merchant Banking segment were $1.4 million for the six month period ended March 31, 2010, compared to investment losses of $0.1 million for the same period last year.

Envoy adopted a somewhat defensive stance in its investments going into the current fiscal year in order to preserve capital and minimize its exposure to volatile markets.  While this strategy was effective at preserving capital, it also restricted the Company’s ability to generate meaningful investment income in the first quarter.  Beginning in the second quarter, the Company deployed more capital and augmented its positions in derivative instruments.  This more aggressive approach, combined with significant gains in some larger share positions, generated much improved returns for the second quarter. In combination with a protection against currency movements, the Merchant Bank segment was able to generate a six month return of approximately 8.0%.  A comparison to general market indices show that the S&P/TSX Composite Index returned 5.6% for the first six months of fiscal 2010.  While the Dow Jones Industrial Average and S&P 500 indexes increased by 11.5% and 10.3%, respectively, when taking into consideration the 6.1% deterioration in the U.S. dollar over that period, the Company outperformed all three major indices for the first half of the year. Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

Operating expenses, excluding depreciation, were $0.6 million for the current year and $1.1 for the same period last year.  While the Company experienced a sizeable decrease in expenses due mainly to the first quarter restructuring, much of the operating expenses are fixed in nature, thus profitability is typically a function of revenue generated.

Salaries and benefits expenses were $0.5 million for the first half of fiscal 2010 and $0.8 million for the same period last year, while general and administrative expenses were $0.1 million in both the current year and the same period last year.

Occupancy costs were lower in the current year due to one-time set-up costs experienced last year, while depreciation expense was minimal for both the current year to date and the same period last year.

Corporate

Costs incurred by the Corporate component during the first six months of fiscal 2010 totaled approximately $1.0 million, almost the exact amount incurred in the first six months last year.  Occupancy costs and depreciation expense have normalized in the current year to date, whereas in the prior year, a sublet of the corporate office resulted in a credit to occupancy costs offset by higher depreciation due to amortization of leasehold improvements.

Income Taxes

There was no income tax expense or recovery for the current period.  The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the first six months.  The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Net loss

Net loss for the six months ended March 31, 2010 was ($3.1) million, compared to a loss of ($2.3) million for the six months ended March 31, 2009.  On a per share basis, the net loss in the current period was ($.37) per share compared to a loss of ($.27) per share for the same period last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,478,097 for the current year compared to 8,558,556 for the same period last year.

3.	SUMMARY OF QUARTERLY RESULTS

	Q2 2010	Q1 2010	Q4 2009	Q3 2009

Net revenue	$3.5 million	$1.5 million	$2.4 million	$2.9 million

Net loss:
From continuing operations	$0.9 million	$(4.02) million	$(6.38) million	$(1.81) million
Including discontinued operations	$0.9 million	$(4.02) million	$(6.38) million	$(1.81) million

Net loss per share
From continuing operations
Basic	$0.11	$(0.47)	$(0.74)	$(0.21)
Diluted	$0.11	$(0.47)	$(0.74)	$(0.21)
Including discontinued operations
Basic	$0.11	$(0.47)	$(0.74)	$(0.21)
Diluted	$0.11	$(0.47)	$(0.74)	$(0.21)

	Q2 2009	Q1 2009	Q4 2008	Q3 2008

Net revenue	$3.3 million	$3.7 million	$(0.3) million	$3.5 million

Net earnings (loss):
From continuing operations	$(1.24) million	$(1.04) million	$(8.25) million	$(1.28) million
Including discontinued operations	$(1.24)	$(1.04) million	$(8.25) million	$(1.28) million

Net earnings (loss) per share
From continuing operations
Basic	$(0.15)	$(0.12)	$(0.95)	$(0.14)
Diluted	$(0.15)	$(0.12)	$(0.95)	$(0.14)
Including discontinued operations
Basic	$(0.15)	$(0.12)	$(0.95)	$(0.14)
Diluted	$(0.15)	$(0.12)	$(0.95)	$(0.14)

4.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual obligations at March 31, 2010:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$787,517	$629,168	$129,006	$29,343
Long term debt	-	-	-	-
Total contractual cash obligations	$787,517	$629,168	$129,006	$29,343

5.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2010, Envoy had working capital of $16.1 million, compared to approximately $19.5 million as at September 30, 2009. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $8.4 million at March 31, 2010 and $5.2 million at September 30, 2009.   The principal reason for the increase was the reinvestment of excess cash on hand.

Approximately $6.8 million in cash was used by operations during the six months ended March 31, 2010, compared to approximately $3.2 million cash used by operations for the six months ended March 31, 2009.  The main uses of funds in the current period were the payment of restructuring expenses and funding of the Company’s operating loss.  Management expects these one-time restructuring payments to significantly reduce future cash requirements and preserve capital for investment. Other uses of funds were an increase in accounts receivable as the Company begins to regrow its revenue base, as well as a redeployment of capital into investments and derivatives.

The Company’s investment portfolio is highly liquid and currently includes a large cash component.  The Company also maintains an operating line of credit.  The revolving credit facility is available up to a maximum of $1.0 million, of which $830,000 was utilized at March 31, 2010.  The Company uses the operating line for day-to-day requirements only and has no current or expected future requirements for access to additional credit.

6.	TRANSACTIONS WITH RELATED PARTIES

At March 31, 2010 Envoy owned an approximate 28% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M (“ECGM”).  As part of the local requirements of incorporation, each of the two directors of ECGM, who are residents of Monaco, acquired a 0.1% share interest in ECGM (total of 0.2%) at a cost of 5,000 Euros.  Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements.  Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles.  Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the annual consolidated financial statements.

Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy.  As well, management must take appropriate estimates at the time the Financial Statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Revenue Recognition – Branding segment

The Company presents as net revenue its net commission and fee income earned as compensation for its services.  Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.

The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete.  Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.  In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.

Revenue Recognition – Merchant banking segment

Securities transactions are recorded on a trade-date basis.  Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.  Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.  The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables.  The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

HFT financial assets are financial assets typically acquired for resale prior to maturity.  They are measured at fair value at the balance sheet date.  Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost.

AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT.  AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables are accounted for at amortized cost using the effective interest method.

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Income Taxes

Envoy accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items.  Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

8.	RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates.  Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions.  Envoy is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions

The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets.  These fluctuations may affect the ability of the branding segment to generate consistent returns. However, a significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy.  In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating in over 30 countries around the world.

The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period.  Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth.  Investments are usually very liquid and investment horizons consistently monitored.

Client concentration

The Company receives a significant portion of its revenues from a limited number of large clients.  The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations.  For the six months ended March 31, 2010, the Company’s top three clients accounted for 56% of net revenue from its consumer branding business, compared to 50% concentration in the top three clients for the six months ended March 31, 2009. The Company expects reliance on a limited number of its clients to continue into the future.  The failure to achieve continued design wins from one or more of these significant clients, without adding new sources of net revenue, could have an adverse effect on the Company’s financial results.

Market risk

Market risk is the risk of loss of value in Envoy's portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.

Foreign currency risk

Envoy is subject to currency risk through its activities in Europe and the United States.  Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy.  Envoy may, at times, use derivative instruments and foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments may not eliminate all risk of foreign currency fluctuations.

International exposure

The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.

Key personnel

Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients.  An inability to hire or retain qualified personnel could have a material adverse effect on Envoy.  To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Credit risk

Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments.  As at March 31, 2010, Envoy had two customers, who represented 55% of accounts receivable and two customers who represented 43% of accounts receivable as at September 30, 2009.  Management believes that Envoy is not subject to significant concentration of credit risk based on the fact that the two clients from whom the receivables are due are large corporations with extensive financial resources.

Future investments

The Company identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.

9.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.  Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at March 31, 2010 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of March 31, 2010.

10.	UPDATED SHARE INFORMATION

As at March 31, 2010, there were 8,028,377 common shares of Envoy issued and outstanding, compared to 8,558,377 common shares issued and outstanding at September 30, 2009.

11.	OTHER INFORMATION

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

12.	FORWARD LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS

30 St. Patrick Street	Andrew Patient	Meyers Norris Penny LLP
Suite 301	President and	2 Bloor St. E., Suite 1100
Toronto, Canada M5T 3A3	Chief Executive Officer	Toronto, Canada M4W 1A8

Telephone: (416) 593-1212	Mike Grace	BANKERS
Facsimile: (416) 593-4434	Chief Financial Officer
RBC Royal Bank
	Darlene Soper	200 Bay Street
	Secretary	Toronto, Canada M5J 2J5

DIRECTORS	AUDIT COMMITTEE	LEGAL COUNSEL (CANADA)

Geoffrey B. Genovese	David Parkes (Chair)	Blake, Cassels & Graydon LLP
President and Director,	Linda Gilbert	Box 25, Commerce Court West
Envoy Capital Group	David Hull	Toronto, Canada M5L 1A9
Monaco S.A.M.
	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)

Linda Gilbert	David Hull (Chair)	Skadden, Arps, Slate, Meagher &
Consultant, Corporate	Linda Gilbert	Flom LLP
Reporting and Compliance	David Parkes	PO Box 258, Suite 1750
Toronto, Canada M5K 1J5
David I. Hull (Chair)	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	INVESTOR RELATIONS
President, Hull Life Insurance
Agencies Inc.	Linda Gilbert (Chair)	E-mail: info@envoy.to
	David Hull	Additional information is
	David Parkes	available on our website
David Parkes		at www.envoy.to
President, David Parkes and	TRANSFER AGENT
Associates Inc.		STOCK TRADING INFORMATION
Computershare Trust Company
	of Canada	Toronto Stock Exchange: ECG
	100 University Avenue, 9th Floor	NASDAQ Stock Market: ECGI
Toronto, Canada M5J 2Y1